NO ACT

PE
12-12-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 12, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 12, 2011 concerning the shareholder proposal submitted to GE by The National Center for Public Policy Research. We also have received a letter from the proponent dated January 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Amy Ridenour
The National Center for Public Policy Research
aridenour@nationalcenter.org

January 19, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2011

The proposal requests that the board prepare a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in GE's proxy materials for meetings held in 2011, 2008 and 2007 and that the 2011 proposal received less than 10 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: General Electric Co.
Shareowner Proposal of National Center for Public Policy Research
Exchange Act of1934-Rule 14a-8

Dear Sir or Madam:

We are writing in response to the letter of Ronald O. Muller on behalf of the General Electric Company. Mr. Mueller requests that your agency take no action if the Company omits our shareholder proposal from its 2012 proxy materials.

While we agree that our 2011 Proposal is virtually identical to our 2012 Proposal, we respectfully disagree with Mr. Mueller's assertion that our proposal "deals with substantially the same subject matter as other proposals" addressed in the Company's 2007 and 2008 proxy statements.

SEC staff rejected GE's no action request last year regarding our 2011 proposal.

The 2007 and 2008 Proposals requested three things: a) enumeration of the data and studies used by GE to formulate its climate change policy; b) disclosure of GE's current view on the extent to which human activity is affecting climate; c) an estimate of the costs and benefits to GE of its climate policy in effect at that time.

In our 2012 Proposal, we seek no information whatsoever regarding scientific data GE used to formulate its climate change policy; we seek no information whatsoever on GE's view on what impacts or consequences, if any, human beings have on climate; and we do not seek any information regarding the costs and benefits to GE of its own policies. As in the 2011 proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

we seek an assessment of the risks to GE posed by observable eternal factors (e.g., legislation, regulation and/or international accords).

Furthermore, SEC staff have already ruled that the Proposal is not similar to prior proposals addressing global warming.

In Goldman Sachs (avail Feb. 7 2011), SEC staff rejected Goldman Sachs' argument for exclusion, specifically; that a Climate Change Risk Disclosure proposal based on SEC guidance was "substantially the same subject matter" as a proposal requesting a "Global Warming Science Report" or a "Sustainability Report." The aforementioned "Global Warming Science Report" was substantially the same as the 2007 and 2008 GE proposals.

A copy of our 2011 proposal with Goldman Sachs is attached to this letter as Exhibit A.

Our proposal seeks risk disclosure to shareholders consistent with prior staff rulings and SEC guidance.

Sincerely,

Amy Ridenour

Amy Ridenour
Chairman

Enclosures

Cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

EXHIBIT A

Climate Change Risk Disclosure

Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

Goldman Sachs will be materially affected by developments concerning climate change. The Company's Environmental Markets Group has $3 billion of investments in renewable energy, and the environmental policy framework says its commitment to "finding effective market-based solutions to address climate change" will be significantly affected by changes in climate science and the prospects for related government action.

Government action on climate change is based on the hypothesis that industrial activity, principally through the emission of greenhouse gases, are responsible for global warming.

The quality, integrity and accuracy of global warming science has been called into question:

- Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

- In 2010 the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change.

- The transfer of the U.S. House of Representatives from Democrat to Republican control reduced the likelihood that any cap-and-trade legislation will be adopted by Congress.

- The failure to price carbon dioxide through federal cap-and-trade legislation has had a negative impact on the carbon trading market.

- According to Bloomberg, "Futures contracts in the U.S. Northeast's carbon market fell to their lowest level in six weeks after President Barack Obama backed away from the national cap-and-trade program he once sought."

- The Chicago Climate Exchange's decision to shut down its greenhouse gas trading program was attributed to the failure of Congress to enact climate-change legislation.

Economic and government fiscal considerations can affect business investments:

- Demand for renewable energy products is affected by government subsidies, but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 12, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Co.*
Shareowner Proposal of National Center for Public Policy Research
Exchange Act of 1934—Rule 14a-8

This letter is to inform you that our client, General Electric Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders request that the Board of Directors prepare by November 2012, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareowner proposals that were included in the Company's 2007, 2008 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12) Because It Relates To Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii) a shareowner proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received less than 10% of the vote on its last submission to shareowners if proposed three times or more previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion Under Rule 14a-8(i)(12).

The Commission has indicated that the reference in Rule 14a-8(i)(12) that the proposals must deal with the "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. While the predecessor to Rule 14a-

8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983 to permit the exclusion of a proposal that "deals with substantially the same subject matter." Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In the 1983 Release, the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Consistent with the language of the rule, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be exactly the same in order for a company to exclude the later-submitted proposal. The Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration when determining whether it deals with substantially the same subject matter, rather than the specific language or corporate action proposed to be taken.

The Staff has applied the "substantive concerns" standard rather than the specific language or action standard for proposals that, similar to the ones involved here, pertain to environmental matters. In *General Motors Corp.* (avail. Apr. 4, 2002), the Staff concurred with the exclusion of a shareholder proposal recommending that the board of directors annually publish a report on climate changes and the production and absorption of carbon dioxide. That proposal requested inclusion of specific data, including temperature measurements, effects of atmospheric gases, sun radiation and carbon dioxide production and a costs and benefits analysis related to global warming and cooling. The Staff concurred that the proposal was excludable because it dealt with "substantially the same subject matter" as prior proposals that requested reports on greenhouse gas emissions and climate changes. While the earlier proposals focused more on the company's operations and the latter focused on more detailed scientific measurements, the Staff concurred that the subject matter of both—greenhouse gas emissions and changes in climate—was substantially the same subject matter and therefore excludable. *See Dow Chemical Co.* (avail. Mar. 5, 2009) (proposal requesting the company to report on expenditures relating to health and environmental consequences of a particular product was excludable because it dealt with substantially the same subject matter as previous proposals requesting reports on the extent to which Dow products may cause or exacerbate asthma); *Great Lakes Chemical Corp.* (avail. Feb. 22, 2006) (concurring with the exclusion of a proposal requesting a report on methyl bromide production as relating to "substantially the same subject matter" as prior proposals, which concerned phasing out production and sales of methyl bromide).

Further, in *General Electric Co.* (avail. Jan. 29, 1999), the Staff concurred in the exclusion of a proposal requesting a report that examined the feasibility of the company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of reactors currently on-line, including the environmental impacts from the company's participation in nuclear power because the proposal dealt with "substantially the same subject matter" as a prior proposal requesting that management assist in closing nuclear operations. The Staff focused on the similar substantive concerns, noting that the "proposals submitted to votes [previously], when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting the company's promotion of nuclear power." While supporting statements can assist in showing the substantive concerns implicated by proposals, in *ConocoPhillips* (avail. Mar. 5, 2009) the Staff clarified that variations in the supporting statements did not impact the applicability of Rule 14a-8(i)(12) when the proposals were nearly identical.

Similarly, the Staff has concurred with the exclusion of numerous proposals sharing the same substantive concerns across a wide variety of social and policy issues. For instance, the Staff has concurred in the exclusion of proposals dealing with animal research and general welfare where the proposals share the same subject matters, but do not necessarily request the same corporate action to be taken. In *Wyeth* (avail. Feb. 15, 2008), the Staff concurred with the exclusion of a proposal requesting a report on the company's exportation of animal experimentation and the extent to which the company adheres to animal welfare standards in foreign countries. The Staff concurred that the proposal addressed substantially the same subject matter as a previously submitted proposal requesting that the company adopt and post an Animal Welfare Policy and a report requesting an explanation of the extent to which laboratories adhere to such policy, as well as another previously submitted proposal requesting the board to issue a policy statement publically committing to use *in vitro* tests in specific situations and generally committing to the elimination of product testing on animals. *See Merck & Co., Inc.* (avail. Dec. 15, 2006) (proposal requesting the board of directors prepare a feasibility study on amending the company's animal research policy to extend to contract laboratories and address the animals' social and behavioral needs was excludable because it addressed substantially the same subject matter, despite the fact that it requested different actions, as prior proposals requesting that the company commit to non-animal methods for certain tests and petition governmental agencies to accept alternative test methods).

The Staff has also focused on the "substantive concerns" raised by a proposal rather than the specific language to exclude proposals on substantially the same subject matter in diverse social and policy subject matters beyond environmental issues. *See Wells Fargo & Co.* (avail. Feb. 11, 2009) (excluding proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting data therein be disaggregated based on race because the proposal dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company); *Medtronic Inc.* (avail. June 2, 2005) (proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (avail. Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (proposal requesting that the company publish information in its proxy materials relating to its process for donations to a particular non-profit organization was excludable because it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (proposal requesting that the board of directors implement a code of conduct based on International Labor Organizations standards, establish an independent monitoring process and annually report on adherence to such code excludable as it dealt with substantially the same subject matter as a proposal requesting a report on the company's vendor labor standards and compliance mechanism).

The Staff has applied the "substantive concerns" standard broadly across social and policy issues, including environmental concerns. The precedent letters demonstrate that despite differing language and actions requested, proposals that shared the same underlying concerns were found to be excludable under Rule 14a-8(i)(12).

> *B. The Proposal is Excludable Because it Deals with Substantially the Same Subject Matter as Three Previously Submitted Proposals.*

The substance of the Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as three previously submitted proposals (the "Previous Proposals"). First, the Company included a nearly identical shareowner proposal in its 2011 proxy materials for the annual meeting held on April 27, 2011 (the "2011 Proposal," attached as <u>Exhibit B</u>). That proposal, also submitted by the National Center for Public Policy Research, requested that the Board:

> prepare by October 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

Second, the Company also included a shareowner proposal submitted by the Free Enterprise Action Fund in its 2008 proxy materials for the annual meeting held on April 23, 2008 (the "2008 Proposal," attached as Exhibit C). The 2008 Proposal requested that the Board:

> prepare by October 2008, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss the:
> 1. Specific scientific data and studies relied on to formulate GE's climate policy;
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical;
> 3. Estimates of costs and benefits to GE of its climate policy.

Third, the Company included a shareowner proposal that was also submitted by the Free Enterprise Action Fund in its 2007 proxy materials for the annual meeting held on April 25, 2007 (the "2007 Proposal," attached as Exhibit D). The 2007 Proposal, which is practically identical to the 2008 Proposal, requested that the Board:

> prepare by October 2007, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss the:
> 1. Specific scientific data and studies relied on to formulate GE's climate policy;
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical;
> 3. Estimates of costs and benefits to GE of its climate policy.

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareowner proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the Previous Proposals is the impact of climate change on the Company's business. While the specific language and specific actions proposed in the Proposal and the Previous Proposals in some instances may differ, the fact that they deal with substantially the same subject matter is demonstrated through the below discussion.

- The Proposal and the 2011 Proposal, which were submitted by the same organization, share nearly identical wording—only the date in which the report would be due differs. Further, there are only minor variations in the supporting statements. Based upon the Staff's exclusion in *ConocoPhillips* (avail. Mar. 5, 2009), discussed earlier, the minor variations in the supporting statements are not significant to the determination that the proposals share the same substantive concerns. These near identical proposals clearly meet the requirement of relating to "substantially the same subject matter" as interpreted by the Staff.

- The 2007 and 2008 Proposals likewise are virtually identical to one another, and relate to the same substantive concerns as the Proposal. While these two proposals request a "global warming" report, the resolutions state that the appropriate topics to be addressed in that report include strategies relating to global climate change. Moreover, "global warming" and "climate change" have become synonymous in common lexicon.

- All of the proposals' supporting statements are substantively the same, as they all discuss the impact of climate change on the Company's business, question the scientific evidence around climate change and address the effect on the Company's business of governmental actions relating to climate change. The Staff's decision in *General Electric* that proposals should be viewed "together with their supporting statements," reinforces that these proposals share the same substantive concerns, despite differences in language.

- We further believe that the 2007 and 2008 Proposals follow the precedent set forth in the *General Motors* letter, and deal with "substantially the same subject matter." As in *General Motors*, the reports requested by the two proposals "cover some of the same items." In the precedent, one proposal emphasized operations while the other scientific measurements. However, both shared the same substantive concern: greenhouse gas emissions and changes in climate. Similar to the precedent, the Proposal and the 2007 and 2008 Proposals share the same substantive concern—climate change, as well as many of the same specific concerns, such as scientific data and business considerations that reinforce that they are "substantially the same subject matter."

- The Proposal and the 2007 and 2008 Proposals are distinguishable from the Staff's decision in *Goldman Sachs Co.* (avail. Feb. 7, 2011), in which the Staff found the proposal not to be excludable under Rule 14a-8(i)(12). In that instance the proposal requested a "report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change." The Staff found this was not "substantially the same subject matter" as a prior proposal requesting a sustainability report that included a definition of sustainability and a review of "policies, practices and projects related to social, environmental and economic sustainability." The prior proposal's supporting statements made clear that the motivation behind the request was the belief that the company's actions regarding a specific sustainable development project were inconsistent with its environmental policy; and focused solely on the case of a land donation in Chile. It did not mention climate change in either the proposal or the supporting statement. The substantive concerns of the proposals— the effect of climate change on the company's business and the effect of the company's operations on environmental sustainability — were not the same and therefore the proposal was not excluded under Rule 14a-8(i)(12). However, unlike *Goldman Sachs*, both the Proposal and the 2007 and 2008 Proposals relate to the same substantive concern, climate change.

- Further, the Proposal and the 2007 and 2008 Proposals are more similar to each other than were many of the proposals discussed in the precedent letters above. For instance, not only do they share more similarities than the climate change report proposals in *General Motors*, but they also are more similar to each other than were the proposals properly excluded in either *Wyeth* or *Merck*, where the Staff found a proposal requesting a feasibility study on amending the company's animal research policies dealt with the same substantive concern as a proposal that the company commit to using non-animal testing methods. The actions requested in these proposals were significantly more diverse than the actions requested in the Company's proposals.

The substance of the Proposal and the Previous Proposals—the impact of climate change on the Company's business—deals with the same concern, and thus, the Proposal and the Previous Proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

C. The Proposal is Excludable Because the Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) also sets thresholds with respect to the percentage of shareowner votes cast for the last proposal submitted and included in the Company's proxy materials. The most recently submitted of these proposals, the 2011 Proposal, was included in the Company's 2011 proxy materials. According to Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), only votes for and votes against a proposal are included in the calculation of the shareowner vote for the previous proposals. Abstentions and broker non-votes are not included. *See* SLB 14. According to the Company's Form 8-K filed on May 2, 2011, there were 240,369,492 votes cast in favor of, and 4,924,813,208 votes cast against the 2011 Proposal.

See Exhibit E. Calculating the votes in accordance with the SLB 14 guidelines, 4.7% of the votes cast were in favor of the 2011 Proposal.

Thus, the last time that the Company's shareowners considered a substantially similar proposal, it received significantly less than 10% of votes cast. Under Rule 14a-8(i)(12)(iii), a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." Therefore, the Proposal is excludable under Rule 14a-8(i)(12)(iii) because the 2011 Proposal received less than 10% of votes cast.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Amy Ridenour, Chairman, The National Center for Public Policy Research

GIBSON DUNN

EXHIBIT A

THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: Nov. 15, 2011 PAGES 5 (Including cover)

ATTN: Mr. Brackett B. Denniston, III

COMPANY: General Electric

FAX NUMBER: 203-373-3225

FROM: Devon Carlin for Amy Ridenour

MESSAGE: Attached please find our Climate Change Risk Disclosure shareholder proposal and proof of continuous holdings in General Electric. this is a duplicate copy of our proposal submitted via FedEx on 11/14/11.

Sincerely,

[signature]

RECEIVED

NOV 15 2011

B. B. DENNISTON III

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

November 14, 2011

Mr. Brackett B. Denniston. III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

Dear Mr. Denniston:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research owns 268 (two hundred and sixty-eight) shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. We intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me via my direct-dial number of 202-262-9204 or at the National Center office at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Amy Ridenour, Chairman, The National Center for Public Policy Research, 501 Capitol Court N.E., Suite 200, Washington, DC 20002.

Sincerely,

Amy Ridenour

Amy Ridenour
Chairman
The National Center for Public Policy Research

Attachments: Shareholder Proposal – Climate Change Risk Disclosure
Proof of Continuous Ownership

Climate Change Risk Disclosure

Resolved: The shareholders request that the Board of Directors prepare by November 2012, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

GE will be materially affected by developments concerning climate change. Demand for the company's renewable energy products is significantly driven by government action based on the hypothesis that activity principally through the emissions of greenhouse gases are responsible for global warming.

Changes in the climate science and the prospects for related government action will affect our company.

The quality, integrity and accuracy of climate science has been called into question.

In 2010, the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Demand for the company's renewable energy products is affected by government subsidies and regulations, but these are subject to sudden and unpredictable change.

The defeat of the Waxman-Markey cap-and-trade bill weakened the demand for renewable energy products.

Republican control of the U.S. House of Representatives in January 2011 altered the likelihood that cap-and-trade legislation will be adopted. The White House has sought regulation of greenhouse gases by the Environmental

Protection Agency (EPA), but this is uncertain as the House in 2011 passed the Energy Tax Prevention Act to prevent this.

State participation in regional cap-and-trade agreements are in flux. New Jersey is ending its participation in the Regional Greenhouse Gas Initiative and a lawsuit has been filed over New York's participation.

A General Electric executive acknowledged the government impact on renewable energy, saying, "Without clean-energy mandates or tax subsidies, wind struggles to compete with cheap natural gas. And there's uncertainty about those subsidies, particularly in the USA, where Congress is looking to manage budget deficits."

Budget pressures in the U.S. and European Union are exacerbating cutbacks in renewable energy subsidies.

Germany, Spain and the United Kingdom are making significant cuts in renewable energy subsidies, creating additional uncertainty for investors. Reacting to a planned cut of about 50 percent for solar energy in the UK, the chairman of Solar Century said, "It will cause many bankruptcies in the rest of the industry."

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.

UBS

UBS Financial Services Inc.
1501 K St. NW, Ste 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989 Ext. 3136

www.ubs.com

Steve Brinckhaus
UBS Financial Services Inc.
1501 K St. NW Suite 1100
Washington, DC 20005

November 14, 2011

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Mr. Denniston:

UBS holds 268 shares of General Electric Company (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of a shareholder proposal submitted to General Electric Company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by UBS have been beneficially owned by the National Center for Public Policy Research continuously for more than one year prior to the submission of its resolution. These shares were purchased on October 29, 2009 and UBS continues to hold the said stock.

Should you have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Amy Ridenour, National Center for Public Policy Research

EXHIBIT B

Notice of 2011 Annual Meeting and Proxy Statement

Moreover, the option grants in 2009 and 2010 were a fair response to conditions during a period of economic stress. During this time, the company quickly responded and took extraordinary actions to keep GE safe and secure. With respect to compensation, the company froze salaries in early 2009, and only in 2010 did we begin to restore modest increases at intervals of 24 months or longer for senior executives. Total annual bonus payments for the 2008 and 2009 performance years, payable in February 2009 and February 2010, respectively, reflect the challenging operating environment. The company further curtailed compensation and conserved cash by canceling its Long-Term Performance Award program for 2009 and by not awarding RSUs. The effect of these actions, coupled with market forces outside of management's control that were impacting the value of GE's stock, required the MDCC to assess whether GE had appropriate incentives in place to retain and incent GE leaders during the challenging recovery period. The MDCC also had to consider that GE executives were particularly sought-after candidates for CEO and other senior leadership positions at other companies during this difficult period. Based on these key factors, and the very favorable accounting cost of awarding stock options versus other forms of compensation in this environment, the MDCC decided to shift compensation to the potential value of stock options. The MDCC believes that the stock option awards granted in 2009 and 2010, which have a five-year vesting schedule, have strong retention characteristics and provide strong performance incentives aligned with shareowner interests because they will only have value if GE's share price increases. Withdrawing a portion of previously granted stock option awards would severely undermine the key objectives of our compensation program. Therefore, the Board recommends a vote AGAINST this proposal.

- **Shareowner Proposal No. 4—Climate Change Risk Disclosure**

The National Center for Public Policy Research, 501 Capital Court, N.E., Suite 200, Washington, DC 20002, has notified us that its representative intends to present the following proposal at this year's meeting:

Resolved: The shareholders request that the Board of Directors prepare by October 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

GE will be materially affected by developments concerning climate change. Demand for the company's renewable energy products is significantly driven by government action based on the hypothesis that industrial activity principally through the emissions of greenhouse gases are responsible for global warming.

Changes in the climate science and the prospects for related government action will affect our company.

The quality, integrity and accuracy of global warming science has been called into question:

Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

In 2010, the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change:

GE relies on government action such as the Waxman-Markey cap-and-trade legislation to obtain certain financial advantages from climate change-related investments. A company document highlighting the importance of the legislation stated, "On climate change, we were able to work closely with key authors of the Waxman-Markey climate and energy bill, recently passed by the House of Representatives. If this bill is enacted into law it would benefit many GE businesses."

The pending transfer of the U.S. House of Representatives from Democrat to Republican control in January 2011 reduces the likelihood that any cap-and-trade legislation will be adopted by Congress. Failure of cap-and-trade to become law constitutes a business risk.

Government fiscal considerations can affect business plans:

Demand for the company's renewable energy products is affected by government subsidies but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.

Your Board of Directors recommends a vote AGAINST this proposal.

The prospect of climate change poses challenges to the world. GE's response to these challenges includes its ecomagination initiative, which focuses on developing new and better energy-efficient products and services for our customers, helping to implement responsible energy policy around the world, and using resources wisely in our operations. In support of ecomagination, we monitor political, legislative and regulatory developments related to climate change. We disclose on our website our perspective on the effect that climate change, and the political, legislative and regulatory responses to it, have on our business. We also disclose information about our approach to environmental policy issues in the GE Citizenship Report (*www.ge.com/citizenship/index.html*) and on the "Our Viewpoints" webpage (*www.ge.com/news/our_viewpoints/index.html*). Further, GE provides information about our ecomagination efforts in the GE ecomagination report. In view of the constantly changing political, legislative and regulatory landscape regarding climate change, and GE's many ongoing and transparent initiatives and engagement with respect to climate change, as well as GE's existing reports and disclosure practices, we do not believe that the report requested by the Proposal is necessary or an appropriate use of resources. Therefore, the Board of Directors recommends that shareowners vote AGAINST this proposal.

- **Shareowner Proposal No. 5—Transparency in Animal Research**

Julia Randall, 4210 Oakridge Lane, Chevy Chase, MD 20815, has notified us that she intends to present the following proposal at this year's meeting:

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible.

SUPPORTING STATEMENT

Our Company has posted on its website *Renewing Responsibilities*[1]—a detailed account of General Electric's accomplishments aimed at protecting the environment and indigenous peoples. However, *Renewing Responsibilities* contains no information concerning the Company's accomplishments in the reduction and replacement of animals used for research and regulatory testing even though our Company acknowledges that such testing involves animal suffering.[2] Multi-national companies such as Shell[3] and Novo Nordisk[4] disclose animal use numbers and publicize their efforts to incorporate replacement methods.

GE Healthcare and GE's subsidiary Amersham develop medical products for humans and have a responsibility to use the most scientifically rigorous, human-relevant methods available. Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings—caged and deprived of companionship—and subjected to painful experiments. Undercover investigations have exposed atrocities even in accredited institutions and filmed footage shows animals being beaten and otherwise tormented and abused. [5]

Our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested. [6]

In amending *Renewing Responsibilities* to address animal testing, our Company should consider the recent report published by the National Academies' National Research Council. That report states that recent scientific advances can "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[7] These approaches will improve efficiency with cost cutting, increased speed, greater predictivity to humans, and reduced animal use and suffering.

1 http://www.ge.com/citizenship/reporting/index.jsp

2 http://www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues/

3 http://www.shell.com/home/content/environment society/environment/product_stewardship/animal testing

4 http://www.novonordisk.com/science/bioethics/animal_ethics.asp

5 No undercover investigation has been undertaken at a GE facility though recent atrocities uncovered in a contract testing laboratory can be viewed at http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx. GE's animal welfare policy is referenced in footnote 2. Although GE's policy extols the virtues of the 3Rs, there is no transparency in terms of measuring its success.

6 FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm

7 *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007)

EXHIBIT C

Notice of 2008 Annual Meeting and Proxy Statement

Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets, especially for controversial causes.

In both 2006 and 2007 the Rainbow/PUSH Coalition purported that the Company was a sponsor of two conferences in each year, and made use of the Company's name and logo. On April 25, 2006, the Associated Press reported, "GE spokesman Peter O'Toole said the company has not given directly to (Jesse) Jackson's organization, but could not rule out that a GE grant recipient might have shared its funding."

Your Board of Directors recommends a vote AGAINST this proposal.

GE strives to positively affect the communities in which its employees work and live. We believe that a critical element of this objective is making contributions to charitable organizations and community initiatives. In our 2007 Citizenship Report, we extensively address the significant components of our philanthropy, volunteerism, product and service donations and humanitarian aid. In 2006, the GE Foundation and GE businesses gave a combined total of approximately $159 million to charitable organizations and community initiatives. Of this amount, the GE Foundation gave $89 million primarily to strengthen education and GE businesses donated $70 million comprised of both cash and donations of products and services to educational and charitable institutions. Information concerning charitable activities can be found on the GE Foundation website at *www.ge.com/foundation/index.html*, where we disclose all of the Foundation's charitable contributions of $10,000 or more. We believe that the level of information given about our charitable contributions, including at the GE Foundation website, provides extensive information on our charitable activities and is ample for our stakeholders, including investors, to understand the nature of our activities. We do not believe that additional disclosure would provide further useful information. Therefore, the Board recommends a vote against this proposal.

- **Shareowner Proposal No. 6—Global Warming Report**

The Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854, has notified us that its representatives, Steven J. Milloy or Thomas J. Borelli, intend to present the following proposal at this year's meeting:

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss the:

1. Specific scientific data and studies relied on to formulate GE's climate policy;
2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical;
3. Estimates of costs and benefits to GE of its climate policy.

Supporting Statement:

In May 2005, GE announced its "Ecomagination" marketing initiative – a "strategy to respond to the needs of GE customers for technological solutions to environmental regulatory requirements." We support GE's effort to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements. That is good business.

But we believe GE has gone beyond the bounds of simply helping customers to meet existing regulatory requirements. GE is working to impose new, more stringent government regulations that will raise energy costs and reduce energy availability without providing significant, or even measurable, environmental benefits. In particular, GE is lobbying lawmakers, and even supporting politicized activists in hopes of enacting greenhouse gas laws similar to the Kyoto Protocol.

We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.

GE's business prospects ought not depend on government-mandated interest in certain of its products. Rather, GE's success depends on free markets and a healthy, growing global economy. Stifled economic growth or a downturn – which could be brought on or exacerbated by global warming regulation—will likely adversely impact GE, as the company acknowledged in its 2005 annual report.

So-called "regulatory certainty" —the notion that business planning is facilitated by a certain regulatory environment—is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive. GE will not be able to dictate events once the regulatory regime it advocates is enacted.

We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

If GE can find willing buyers for Ecomagination products, that's good business. But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE—without conducting the appropriate due diligence—is bad business.

GE founder Thomas Edison once said, "I find out what the world needs, then I proceed to invent." Is junk science-based global warming regulation what the world needs?

Your Board of Directors recommends a vote AGAINST this proposal.

GE's ecomagination is a business strategy to promote energy efficiency, lower emissions, develop renewable sources of energy, and increase the supply of useable water in cost-effective ways. It also is a promise to improve the company's own environmental performance, lowering GE's energy costs and reducing risk for investors. Ecomagination anticipates a movement toward increasing regulation of greenhouse gases, which is already occurring around the world and in some states in the United States. Offering products that are lower-emitting, quieter, more energy-efficient and meet or exceed regulatory standards has been a decisive factor in our customers' purchasing aviation, consumer and power generation products. The U.S. National Academy of Sciences has joined with the scientific academies of ten other countries in stating that, "the scientific understanding of climate change is now sufficiently clear to justify nations taking prompt actions." In support of this conclusion and as a leader in the development of energy efficient and low-carbon technologies, GE has joined with a diverse group of U.S.-based businesses and environmental organizations to call on the U.S. government to enact national legislation to achieve significant reductions of greenhouse gas emissions. GE believes that the time has come for constructive action that draws strength equally from business, government, and non-governmental stakeholders in order to catalyze legislative action that encourages innovation and fosters economic growth while enhancing energy security and the balance of trade. The most efficient and powerful way to stimulate private investment in research, development and deployment of technologies is to adopt policies establishing a market value for greenhouse gas emissions over the long-term. GE believes it is important for the business community to engage in the discussion of the best policies to respond to the challenges of climate change. In view of the national academies' statement and GE's ongoing ecomagination initiative, we do not believe that GE's resources are best spent preparing the requested report.

- **Shareowner Proposal No. 7—Advisory Vote on Executive Compensation**

Walden Asset Management, One Beacon Street, Boston, MA 02108, has notified us that its representative intends to present the following proposal at this year's meeting:

RESOLVED: that shareholders of General Electric request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement:

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote where voted upon. In fact, eight resolutions received majority votes.

In addition, the advisory vote was endorsed by the Council of Institutional Investors and a survey by the Chartered Financial Analyst Institute found that 76% of its members favored giving shareholders an advisory vote. A bill to provide for annual advisory votes on compensation passed in the House of Representatives by a 2-to-1 margin.

Aflac decided to present such a resolution to investors in 2009 and TIAA-CREF, the largest pension fund in the world, held its first Advisory Vote in 2007. As a result of discussions between investors and companies, a Working Group on the Advisory Vote was established to further study how such a practice would be implemented in the U.S. markets to provide advice to investors and companies alike.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

EXHIBIT D

Notice of 2007 Annual Meeting and Proxy Statement

LOGO

community initiatives. Information concerning charitable activities can be found on the GE Foundation website at http://www.ge.com/foundation/index.html. We believe that the level of information given about our charitable contributions, including at the GE Foundation website, provides extensive information on our charitable activities and is sufficient for stakeholders, including investors, to understand the nature of our activities. We do not believe that additional disclosure would provide further useful information. Therefore, the Board recommends a vote against this proposal.

- **Shareowner Proposal No. 7—Global Warming Report**

The Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854, has notified us that its representatives, Steven J. Milloy or Thomas J. Borelli, intend to present the following proposal at this year's meeting:

"Resolved: The shareholders request that the Board of directors prepare by October 2007, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1. Specific scientific data and studies relied on to formulate GE's climates policy.

2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.

3. Estimate of costs and benefits to GE of its climate policy.

"Supporting Statement:

"In May 2005, GE announces its "Ecomagination" marketing initiative—a "strategy to respond to the needs of GE customers for technological solutions to environmental regulatory requirements." We support GE's effort to sell cost-effective, fuel-efficient technology that benefits customers and the economy, and meets regulatory requirements. That is good business.

"But we believe that GE has gone beyond the bounds of simply helping customers to meet existing regulatory requirement. GE is working to impose new, more stringent government regulations that will raise energy costs and reduce energy availability without providing significant, or even measurable, environmental benefits. In particular, GE is lobbying lawmakers, and even supporting politicized activists in hopes of enacting greenhouse gas laws similar to the Kyoto Protocol.

"We are concerned that GE's lobbying for stringent global warming regulation will adversely impact: (1) GE's customers and shareowners; (2) the customers and shareowners of other businesses; (3) consumers, particularly GE retirees and others on fixed incomes; and (4) the economy.

"GE's business prospects ought not depend on government-mandated interest in certain of its products. Rather, GE's success depends on free markets and a healthy, growing global economy. Stifled economic growth or a downturn—which could be brought on or exacerbates by global warming regulation—will likely adversely impact GE, as the company acknowledged in its 2005 annual report.

"So-called "regulatory certainty"—the notion that business planning is facilitated by a certain regulatory environment—is an invalid argument for seeking costly global warming regulation since the only certainty is that the regulations will likely only become more stringent and expensive. GE will not be able to dictate events once the regulatory regime it advocates is enacted.

"We are simply asking GE to disclose to shareholders whether its lobbying for global warming restrictions is based on a due diligence-type review and analysis of pertinent facts or perhaps has its roots in appeasement of anti-business environmental activists or public relations.

"If GE can find willing buyers for Ecomagination products, that's good business. But GE's lobbying to enact laws and regulations that would potentially raise energy prices, harm the economy and adversely impact GE—without conducting the appropriate due diligence—is bad business.

"GE founder Thomas Edison once said, "I find out what the world needs, then I proceed to invent." Is junk science-based global warming regulation what the world needs?"

Our Board of Directors recommends a vote AGAINST this proposal.

GE's ecomagination is a business strategy to promote energy efficiency, lower emissions, develop renewable sources of energy, and increase the supply of useable water in cost-effective ways. It also is a promise to improve the company's own environmental performance, lowering GE's energy costs and reducing risk for investors. Ecomagination anticipates a movement toward increasing regulation of greenhouse gases, which is already occurring around the world and in some states in the U.S. Offering products that are lower-emitting, quieter, more energy-efficient and meet or exceed regulatory standards has been a decisive factor in our customers' purchasing aviation, consumer and power generation products. In June 2005, the U.S. National Academy of Sciences joined with the scientific academies of ten other countries in stating that "the scientific understanding of climate change is now sufficiently clear to justify nations taking prompt actions." In support of this conclusion and as a leader in the development of energy efficient and low-carbon technologies, GE has joined with a diverse group of U.S.-based businesses and environmental organizations to call on the U.S. government to enact national legislation to achieve significant reductions of greenhouse gas emissions. GE believes that the time has come for constructive action that draws strength equally from business, government, and non-governmental stakeholders in order to catalyze legislative action that encourages innovation and fosters economic growth while enhancing energy security and balance of trade. The most efficient and powerful way to stimulate private investment in research, development and deployment of technologies is to adopt policies establishing a market value for greenhouse gas emissions over the long-term. GE believes it is important for the business community to engage in the discussion of the best policies to respond to the challenges of climate change. In view of the national academies' statement and GE's ongoing ecomagination initiative, we do not believe that GE's resources are best spent preparing the requested report.

- **Shareowner Proposal No. 8—Ethical Criteria for Military Contracts**

The Sisters of Charity of the Blessed Virgin Mary, 205 W. Monroe, 2-W, Chicago, IL, 60606, have notified us that their representatives intend to present the following proposal at this year's meeting:

"RESOLVED: that the shareholders request the Board to review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders within six months of the annual meeting.

"Supporting Statement:

"General Electric, like other global corporations, faces increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates changes. We believe decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide when the company has not considered its responsibility for its decisions. Thus, we suggest our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future.

"Because General Electric ranked the 12th largest Department of Defense contractor in FY2005 with $2.5 billion in contracts, *we believe our company must evaluate the decisions made when bidding on such work. The bidding/contract process should follow a defined format and include clear, concise criteria and policies. Such practices are consistent with those of the U.S. Armed Forces, which, for example regularly utilize military lawyers and other experts to evaluate the prospective use of particular strategies and weapons according to the ethical standards reflected in the Geneva Conventions and other norms of international law.

"We recommend that the criteria/standards include:

- ethical business practices such that human rights and fair labor standards are upheld;
- consideration of the effects of contract execution on a sustainable environment. These might include long-term environmental impact studies, management of waste or toxic releases and transfers;
- strategies for stability of employment, including alternate production plans and funding sources;
- directives which respect the culture of communities in which factories are located;
- guidelines derived after critical study of political and civil stability of countries, regional warfare such as in the Middle East and before sale of weapons, weapons parts and dual-use technology;
- studies of potential impacts of military production and use of those products on peoples' economies, environments and societies, along with procedures for remediation, should they be required;
- disclosure of the nature of arrangements with any local security forces; and
- processes that ensure that the principles of the common good and the integrity of creation are respected when making decisions about bidding on contracts.

"We believe that careful, values-based review of the contracts on which management bids, whether for research and development, production or foreign sales, is crucial for continued public acceptance of the company as an ethical entity entitled to derive profit from armament manufacturing.

"*(100 Companies Receiving the Largest Volume of Prime Contract Awards- Fiscal Year 2005, *Government Executive*, 8-15-06)"

Our Board of Directors recommends a vote AGAINST this proposal.

GE is committed to doing business in full compliance with laws and governmental policies applicable to products sold or transferred to foreign governments, including military products. GE does not manufacture any weapons or weapons systems and the company operates worldwide under a comprehensive code of conduct, which is presented in summary form in a document entitled *The Spirit & The Letter*, available at http://www.ge.com/files/usa/citizenship/pdf/english.pdf. Our code of conduct demonstrates our commitment to human rights, a sustainable environment and positive contribution to emerging markets by providing essential infrastructure, job creation, healthcare and supporting education. Moreover, the federal government has an active and increasing role in ensuring that U.S. corporations do

GIBSON DUNN

EXHIBIT E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 27, 2011

General Electric Company
(Exact name of registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3135 Easton Turnpike, Fairfield, Connecticut	06828-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 373-2211

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

D. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation:

One year	5,177,027,789
Two years	98,524,395
Three years	819,877,840
Abstain	48,347,116
Non-Votes	2,116,572,066

1. Shareowner Proposal: Cumulative Voting:

For	1,632,149,274
Against	4,445,784,633
Abstain	65,843,233
Non-Votes	2,116,572,066

2. Shareowner Proposal: Future Stock Options:

For	1,791,806,984
Against	4,284,369,342
Abstain	67,600,814
Non-Votes	2,116,572,066

3. Shareowner Proposal: Withdraw Stock Options Granted to Executive Officers:

For	450,822,488
Against	5,631,590,645
Abstain	61,364,007
Non-Votes	2,116,572,066

4. Shareowner Proposal: Climate Change Risk Disclosure:

For	240,369,492
Against	4,924,813,208
Abstain	978,594,440
Non-Votes	2,116,572,066

5. Shareowner Proposal: Transparency in Animal Research:

For	451,487,905
Against	4,384,712,509
Abstain	1,307,576,726
Non-Votes	2,116,572,066